================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                          NOTIFICATION OF LATE FILING




(CHECK ONE):  [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
              [ ] Form 10-D   [ ] Form N-SAR  [ ] Form N-CSR

      For Period Ended: JULY 31, 2005
                        -------------

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:
                                       -----------------------------------------

--------------------------------------------------------------------------------
  READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

WASTE TECHNOLOGY CORPORATION
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable


5400 Rio Grande Avenue
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)


Jacksonville, Florida  32254
--------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |    (a)  The reason described in reasonable detail in Part III of this
      |         form could not be eliminated without unreasonable effort or
      |         expense;
      |
      |    (b)  The subject annual report, semi-annual report, transition report
      |         on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X|   |         portion thereof, will be filed on or before the fifteenth
      |         calendar day following the prescribed due date; or the subject
      |         quarterly report or transition report on Form 10-Q or subject
      |         distribution report on Form 10-D, or portion thereof, will be
      |         filed on or before the fifth calendar day following the
      |         prescribed due date; and
      |
      |    (c)  The accountant's statement or other exhibit required by Rule
      |         12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The registrants auditors and registrant were unable to complete their review of the registrants financial statements for the quarterly report on form 10-QSB for the period ended July 31, 2005 to allow the registrant to meet the September 14, 2005 filing date. The form 10-QSB will be filed within the extension period.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       WILLIAM E. NIELSEN               (904)                     358-3812
--------------------------------------------------------------------------------
            (Name)                   (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          WASTE TECHNOLOGY CORPORATION
                          ----------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  September 14, 2005                     By  /s/ William E. Nielsen
      ------------------                         ----------------------
                                                 William E. Nielsen
                                                 President

In the third quarter ending July 31, 2005, the Company had net sales of $2,133,484 as compared to net sales of $1,744,295 in the third quarter of fiscal 2004, an increase of 22.3%. The higher sales were the result of the shipment of four synthetic rubber balers and related equipment to China in the quarter.

The Company had net income of $21,300 in the third quarter of fiscal 2005 as compared to net income of $50,596 in the third quarter of fiscal 2004. The lower net income was the result of the Company setting up an reserve for the net amount due to the Company, $126,423, for a note receivable from the general counsel of the Company. Selling and administrative expenses were slightly below the prior year third quarter.